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                             December 8, 2020

       Guy Zyskind
       Chief Executive Officer, Chief Technology Officer, and President
       Enigma MPC
       186 Museum Way
       San Francisco, CA 94114

                                                        Re: Enigma MPC
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed November 9,
2020
                                                            File No. 000-56202

       Dear Mr. Zyskind:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G/A filed November 9, 2020

       General

   1. Please update the registration statement to reflect your understanding with the Division of
                                                        Enforcement as to the
handling of ENG Tokens that were exchanged for SCRT Tokens.
       Overview, page 4

   2. We note your response to comment 4. Please clarify here what business activities Gamma partakes in that
directly or indirectly are designed to benefit the Secret Network.
       Holders of SCRT coins have voted to enable the Secret Network to generate additional SCRT coins..., page 21

   3. We note your response to comment 11. Please clarify in this risk factor whether you, or
 Guy Zyskind
Enigma MPC
December 8, 2020
Page 2
         any of your affiliates, have supported the Community Swap by voting in its favor.
Item 15. Financial Statements and Exhibits, page 39

4. Please revise to include updated interim financial statements; refer to Article 8 of
         Regulation S-X.
Notes to Consolidated Financial Statements
Note 1 - Organization and Nature of Operations
B. Settlement of U.S. Securities and Exchange Commission (   SEC   )
Administrative Proceeding,
page F-9

5. We note your response to comment 18 stating that the Company hired an independent external expert to provide an estimate for the claims process liability. Please provide us with a summary and reconciliation of the ENG Token liability detailing each of the significant components of the liability (e.g., eligible claimants holding tokens, eligible claimants that sold their tokens at a loss, eligible claimants that exchanged ENG Tokens for SCRT Tokens, etc.), and provide us with a copy of the expert report.
Note 11 - Related Party Transactions, page F-26

6. We note your response to comment 21 stating that the receipt of the 10 million SCRT
         Tokens were not reflected in the financial statements because they did not have a material value. Please tell us specifically when the SCRT Tokens were received and provide us with your materiality analysis stating the value of the SCRT tokens and how such valuation was performed, including your consideration of any listed or quoted market prices.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Klein at (202) 551-3847 or Hugh West at (202) 551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameGuy Zyskind                                   Sincerely,
Comapany NameEnigma MPC
                                                                Division of
Corporation Finance
December 8, 2020 Page 2                                         Office of
Finance
FirstName LastName